NEWS RELEASE	ELD No. 10-16
TSX: ELD NYSE: EGO ASX: EAU	September 7, 2010

ELDORADO WITHDRAWS PROPOSAL

TO ACQUIRE ANDEAN RESOURCES

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado" the "Company" or "we") today announced that it has elected not to proceed with its proposal to acquire Andean Resources Limited (“Andean”) .

Paul Wright, President and Chief Executive Officer stated, “Our proposal has been met with broad support from the minority shareholders of Andean and our own shareholders.  Extensive dissatisfaction  exists among Andean shareholders as result of the Board of Andean choosing to focus on the agenda of a single large shareholder rather than the interests and desires of its broader shareholder registry.  From an Andean shareholder perspective there is a keen interest in the creation of a high growth, high quality gold producer with significant market liquidity and superior leverage to the gold price, a dividend paying company that does not rely on base metals to achieve strong cash flows and where exploration success leads directly to superior share price returns.  Our own shareholders believe strongly in this vision as well, however have appropriately expressed  a note of caution in terms of Eldorado entering a value destroying auction whose main result will be the enrichment of short term market participants.  In our opinion, our proposal reflected full value for Cerro Negro and from an Eldorado perspective, Cerro Negro is a “good to have” asset, not a “need to have asset”.  Our suite of internal growth opportunities is second to none in the industry and our disciplined approach to growing our business has resulted in superior share price returns for our shareholders.  The gold industry, as a whole, has an appalling track record of value destruction and Eldorado has no intention of following in these unfortunate footsteps.  For these reasons and at this time, Eldorado has elected not to pursue the acquisition of Andean Resources any further.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey and surrounding regions. We remain one of the lowest cost pure gold producers.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company's proposal to Andean Resources .

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including, assumptions about the price of gold, the estimated reserve, resources and production of the combined entity and the impact on the integration of the business on our operations and financial position.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the ability to conclude a transaction,  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; business integration risks;  litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.
Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Eldorado’s CHESS Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX: EAU).   The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com